3-10-2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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05037650

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34499

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWCOMB & COMPANY, INC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

2 MILL ROAD
(No. and Street)

HANCOCK (CITY) NH (state) 03449-5403 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FREDERICK W. NEWCOMB 603-525-4654
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, Frederick W. Newcomb swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newcomb & Company, Inc., as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5(e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Newcomb & Company, Inc.

In planning and performing our audit of the financial statements of Newcomb & Company, Inc.(the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against

loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, Massachusetts
February 21, 2005

Newcomb & Company, Inc.

Audited Financial Statements

For The Year Ended December 31, 2004

Contents

Index

*****

***

*

	Page
Independent Auditors Report	1
Statement of Financial Condition	2-3
Income Statement	4-5
Statement of Cash Flows	6
Computation of Net Capital	7
Reconciliation of Audited vs Unaudited Net Capital	8
Statement of Changes in Stockholder's Equity	9
Statement of Retained Earnings	10
Notes to Financial Statements	11-12

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

Newcomb & Company, Inc
343 Salem Street
North Andover, MA 01845

I have audited the accompanying Statement of Financial Condition of Newcomb & Company, Inc. as of December 31, 2004, and the related Statements of Income, Changes in Stockholders Equity, and Cash Flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newcomb & Company, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 21, 2005

Harvey Karll CPA PC

Newcomb & Company, Inc.
Statement of Financial Condition
December 31, 2004

Assets

Current Assets			
Cash - Checking-Citizen		$ 7,563.21	
Cash - Savings-Fleet		7,230.65	
Prepaid NASD fees		3,110.00	
Prepaid Fidelity Bond		481.00	
NASD CRD Daily Acct		(0.90)	
Total Current Assets			$ 18,383.96
Fixed Assets			
Office Equipment	$ 259.92		
A/D-Office Equipment	(17.32)		
		242.60	
Automobiles	5,319.75		
Accum Depre - Autos	(88.66)		
		5,231.09	
Computers	2,638.27		
A/D-Computers	(263.82)		
		2,374.45	
Total Fixed Assets			7,848.14
Other Assets			
Total Other Assets			0.00
Total Assets			$ 26,232.10

See Accountant's Report & Accompanying Notes

Newcomb & Company, Inc.
Statement of Financial Condition
December 31, 2004

Liabilities & Equity

Liabilities

Current Liabilities		
State Income Tax Payable	$ 456.00	
Total Current Liab.		$ 456.00
Long Term Liabilities		
Total Long Term Liab.		0.00
Total Liabilities		456.00
Equity		
Common Stock	27,600.00	
Paid in Capital	686.00	
Retained Earnings	(20,278.61)	
Current Earnings	17,768.71	
Total Equity		25,776.10
Total Liabilities & Equity		$ 26,232.10

See Accountant's Report & Accompanying Notes

Newcomb & Company, Inc.
Statement of Income
Twelve Months Ended December 31, 2004

	Year To Date	%
Income		
Interest Income	$ 43.83	0.0
Securities Revenue	112,823.79	100.0
Total Income	112,867.62	100.0
Operating Expenses		
Automobile Expense	1,346.41	1.2
Bank Charges	240.30	0.2
100% Business Meals	87.99	0.1
Commissions	69,179.18	61.3
Depreciation	369.80	0.3
Fidelity Bond Insurance	481.00	0.4
Insurance	1,685.00	1.5
Interest	31.64	0.0
Repairs & Maintenance	399.78	0.4
Marketing	343.76	0.3
Meals & Entertainment	1,043.76	0.9
Office Expenses	5,821.61	5.2
Professional Fees	6,045.50	5.4
Regulatory Expense	1,274.95	1.1
Moving Expense	3,157.84	2.8
Taxes Others	267.19	0.2
Travel	2,867.20	2.5
Total Operating Expenses	94,642.91	83.9
Net Income/(Loss) Before Taxes	18,224.71	16.1
Provision for Income Tax		
State Income Tax Expense	456.00	0.4
Total Provision for Income Taxes	456.00	0.4
Net Income/(Loss)	$ 17,768.71	15.7

See Accountant's Report & Accompanying Notes

Newcomb & Company, Inc.
Statement of Income
Twelve Months Ended December 31, 2004

		Year To Date	%
General & Administrative Exp. (Schedule A)			
Automobile Expense	$	1,346.41	1.2
Bank Charges		240.30	0.2
100% Business Meals		87.99	0.1
Commissions		69,179.18	61.3
Depreciation		369.80	0.3
Fidelity Bond Insurance		481.00	0.4
Insurance		1,685.00	1.5
Interest		31.64	0.0
Repairs & Maintenance		399.78	0.4
Marketing		343.76	0.3
Meals & Entertainment		1,043.76	0.9
Office Expenses		5,821.61	5.2
Professional Fees		6,045.50	5.4
Regulatory Expense		1,274.95	1.1
Moving Expense		3,157.84	2.8
Taxes Others		267.19	0.2
Travel		2,867.20	2.5
Total G & A Expense	**$**	**94,642.91**	**83.9**
Other Income			
Total Other Income			

See Accountant's Report & Accompanying Notes

Newcomb & Company, Inc.
Statement of Cash Flows
Twelve Months Ended December 31, 2004

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 17,768.71	
Adjustments		
Add:		
Depreciation	369.80	
Prepaid NASD Fees	29.05	
NASD CRD Daily Acct	0.90	
Less:		
Prepaid NASD fees	(3,110.00)	
Cash from Operations		15,058.46
Cash Flows - Invested		
Office Equipment	(259.92)	
Automobiles	(5,319.75)	
Computers	(2,638.27)	
Investing Cash Flows		(8,217.94)
Cash Flows - Financing		
Paid in Capital	686.00	
Financing Cash Flows		686.00
Cash Increase (Decrease)		7,526.52
Cash - Beginning of Year		
Cash - Checking-Citizen	75.52	
Cash - Savings-Fleet	7,191.82	
Total Beginning of Year		7,267.34
Cash on Statement Date		$ 14,793.86

See Accountant's Report & Accompanying Notes

Newcomb & Company, Inc.
Computation of Net Capital
December 31, 2004

Total Stockholder's Equity	$ 27,052
Less: Non Allowable Assets	11,438
Net Capital	15,614
Less: Capital Requirement	5,000
Excess Capital	$ 10,614
Aggregate Indebtedness	$ 456
Ratio of Aggregate Indebtedness To Net Capital	0.03 to 1.0

(See Accountant's Report and Accompanying Notes)

Newcomb & Company, Inc.
Reconciliation of Audited vs Unaudited Net Capital
December 31, 2004

Unaudited Net Capital	$ 14,818
Year End Audit Adjustments	796
Audited Net Capital	$ 15,614

(See Accountant's Report and Accompanying Notes)

Newcomb & Company, Inc.

Statement of Changes in Stockholders Equity

For The Year Ended December 31, 2004

	Number of Shares Outstanding	Paid In Capital	Common Stock	Accumulated Deficit	Total Stockholders Equity
Beginning Balance	2,500		$27,600	($20,279)	$ 7,321
Paid in Capital		$686			686
Net Profit(Loss)				17,769	17,769
	2,500	$686	$27,600	($ 2,510)	$ 25,776

(See Accountant's Report and Accompanying Notes)

Newcomb & Company, Inc.
Statement of Retained Earnings
December 31, 2004

Beginning Retained Earnings	($20,278.61)
Net Income (Loss)	17,768.71
Shareholder Distributions	0
Ending Retained Earnings	($ 2,509.90)

(See Accountant's Report and Accompanying Notes)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Newcomb & Compnay, Inc. is incorpoarated in the Commonwealth of Massachusetts to engage in the general securities business, to deal in stocks, bonds and all other securities of every nature and description, and to engage in any lawful business allowed in the Commonwealth of Massachusetts.

The compnay currently has several representatives on comission. Administrative support, office space and services maybe provided without expense by an affiliated company. Due to this arrangement the results of the Compnay's operations may or may not be indicative of those which would exist or result from agreements and transactions amoong unrelated parties.

Depreciation

The company capitalizes the cost of computers, office equipment and automobiles and depreciates them using the straight line method over their useful life of 5 years.

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be taxed as an S Corporation. The stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. Certain specific deductions and credits flow through the Company to its stockholders.

This election is valid for Massachusetts; however, Massachusetts law requires a minimum tax of $456 on State taxable income. Therefore, a provision and a related liabilty have been included in the financial statements for Masssachusetts income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial and tax accounting purposes.

Concentration of Credit Risk

The Company maintaines its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2004 the company had nothing in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

2. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $15,613 at December 31, 2004, which exceed required net capital of $5,000 by $10,613. The ratio of aggregate indebtedness to net capital at December 31, 2004 was 0. to 1.0.

3. ADVERTISING

The company's policy is to expense the cost of advertising as it is incurred.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.